Exhibit 99.1

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

TSX Grants Conditional Approval for the Acquisition of Iberian Resources Corp.

Vancouver, BC - April 26, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that it received conditional approval by the Toronto Stock Exchange (“TSX”) on April 19, 2011 for the acquisition of Iberian Resources Corp. (“Iberian”) as per the terms previously announced by the Company on April 6, 2011 (“Petaquilla Minerals Ltd. Enters Letter of Intent with Iberian Resources Corp.”).

Iberian is a private British Columbia company that owns 100% of the Lomero Poyatos mine through its wholly-owned Spanish affiliate Corporacion de Recursos Iberia S.L. Lomero Poyatos is located in Andalusia, Spain about 110 kilometers northeast of Seville, in the heart of the Iberian Pyrite Belt. Iberian also owns several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates, and soon expects to receive a mining license for its Banjas concession in Portugal.

Based on Behre Dolbear’s preliminary report on the Lomero Poyatos massive pyrite (Au-Ag-Cu-Pb-Zn) project “the total Inferred Mineral Resource is estimated at 30.4Mt at 2.31 g/t of gold, 46.56 g/t of silver, 0.67% copper, 0.67% lead and 2.35% zinc, containing 2.26 Moz Gold and 45.51 Moz Silver when applying a 25%S cut-off only”. This assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserve, and there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Based on the exchange ratio of 1.3 shares of the Company for each 1 share of Iberian, the transaction has been valued at approximately US$41 million (corresponding to US$12 per equivalent gold ounce using the estimates contained in the Behre Dolbear preliminary report noted above).

The conditional approval by TSX of the transaction requires the Company to:

1.	obtain shareholder approval for the issuance of shares of Petaquilla in connection with the Agreement and the Iberian stock options and common share purchase warrants;
2.	obtain clearance by the TSX of the final form of agreement;
3.	obtain clearance by the TSX of the information circular pertaining to the shareholders meeting approving the transaction;
4.	file with the TSX a NI 43-101 Technical Report for Lomero Poyatos and a formal valuation of Iberian, each in a form acceptable to TSX prior to closing;
5.	file with the TSX, on the same day of the closing of the transaction: (a) the news release announcing the closing of the transaction or (b) written confirmation that the acquisition has closed; and
6.	file with the TSX certain other documents related to the transaction.

The Company is currently working with its legal counsel, Blake, Cassels & Graydon LLP, corporate auditors, Ernst & Young and independent consultants, Behre Dolbear International Limited to develop and file the documentation required by the TSX’s conditional approval of the transaction which the Company is planning to close during June 2011.

The acquisition of Iberia represents an extremely valuable growth opportunity for the Company and its shareholders and is an important step in the Company’s strategy to become an international mid-tier gold mining operation by expanding its gold resource inventory, potential reserves and near term production profile.

Mineral Resource Estimate

As noted previously, the mineral resource estimate was based on the following assumptions:

  A database of existing drill hole data was compiled from previous exploration records comprising about 50 surface drill holes and a similar number of underground drill holes.

  The deposit was defined as all mineralisation assaying greater than 25% sulphur and a computer generated block model was constructed using Gemcon© software to define the shape and size of the deposit.

  Based on Ordinary Krigging methods the tonnage and the average gold, silver, copper, lead and zinc grades of this +25%S deposit were estimated.

  The tonnage was based on an assumed bulk density (SG) of 3.3.

  No cut-off grade was applied.

  The resources were assigned an Inferred classification (JORC Code, 2004).

Qualified Person

Richard James Fletcher is qualified to act as a “qualified person” as defined in National Instrument 43-101 and accepts responsibility for the information on Exploration Results and Mineral Resource Estimate in this report. Behre Dolbear affirms that Mr. Fletcher:

  is a Fellow of the Australasian Institute of Mining and Metallurgy; and

  has more than 40 years experience in the estimation, assessment and evaluation of mineral resources and ore reserves that is relevant to the styles of mineralization and the types of deposits under consideration.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

João C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

Disclaimer

This press release includes forward looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the transaction, the estimation of mineral resource estimate and the realization of mineral resource estimate, constitute forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward looking statements including that the transaction may not be completed for any reason. Such forward looking statements are based on numerous assumptions regarding successful completion of the transaction, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward looking statements in this press release may not occur either partially or at all.